UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

September 10, 2004

Date of Report (Date of earliest event reported)

Commission File Number: 000-27743



PAC-WEST TELECOMM, INC.
(Exact name of registrant as specified in its charter)

California	**68-0383568**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1776 W. March Lane, Suite 250	**95207**
Stockton, California	(Zip Code)
(Address of principal executive offices)	

(209) 926-3300
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On September 10, 2004, Pac-West Telecomm, Inc. received notification from The Nasdaq Stock Market indicating that for the last 30 consecutive business days, the bid price of the Company's common stock has closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (the "Rule"). The Nasdaq notice indicated that in accordance with Marketplace Rule 4310(c)(8)(D), the Company will be provided 180 calendar days, or until March 9, 2005, to regain compliance by having its shares close above $1.00 for a minimum of 10 consecutive trading days. The Nasdaq notice further provided that, if the Company's shares have not regained compliance during this period, but otherwise meets the applicable initial listing requirements, Pac-West may qualify for a second 180 day compliance period. Last, the Nasdaq notice provided that, if the Company has not regained compliance within these periods, but otherwise satisfies the applicable initial listing requirements, it may be afforded an additional compliance period, up to date of its next shareholder meeting, or within 2 years of the date of the initial notification letter, provided the Company commits: (1) to seek shareholder approval for a reverse stock split at or before its next shareholder meeting and (2) to promptly thereafter effect the reverse stock split.

On September 13, 2004, the Company issued a press release announcing the notification from the Nasdaq Stock Market. The press release is filed as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

99.1   Press Release dated September 13, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PAC-WEST TELECOMM, INC.
(Registrant)

Dated: September 13, 2004

By: /s/ Peggy Mc Gaw

Peggy Mc Gaw
Vice President Finance

INDEX TO EXHIBITS

99.1   Press Release dated September 13, 2004